POOL

Saskatchewan Wheat Pool

06012504

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

April 7, 2006

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

SUPPL

RECEIVED
2006 APR 13 A 10: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated April 5, 2006, regarding the Pool closing its common share offering. This was filed with the Toronto Stock Exchange and provincial securities commissions.

2. A copy of a news release dated April 6, 2006, regarding the Pool closing its senior unsecured notes offering. This was filed with the Toronto Stock Exchange and provincial securities commissions.

PROCESSED
APR 17 2006
THOMSON FINANCIAL

Yours very truly,

for: Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

dw 4/13

Saskatchewan Wheat Pool Inc.

FOR CANADIAN DISTRIBUTION ONLY

For Immediate Release
April 5, 2006
Regina, Saskatchewan
Listed: SWP: TSX

POOL CLOSES $50.25 MILLION COMMON SHARE OFFERING

Saskatchewan Wheat Pool Inc. ("Pool") is pleased to announce that its $50.25 million common share offering successfully closed today. After the deduction of the underwriters' fee, the Pool received net proceeds of $48.24 million.

The common share offering ("Common Shares") was sold on a "bought deal" basis to a syndicate of underwriters led by TD Securities Inc. that also included Genuity Capital Markets and National Bank Financial Inc. The underwriters have an option to purchase 670,000 additional common shares at the issue price of $7.50 at any time up to 30 days after closing. The Pool now has 88,534,137 common shares outstanding.

The Pool intends to use the net proceeds from the Common Shares, together with the net proceeds from the $100 million note offering and working capital, to redeem $150 million of outstanding Senior Subordinated Notes due November 29, 2008.

The note offering is expected to close on April 6, 2006. The note offering is subject to customary closing conditions.

This news release is not for dissemination in the United States or through United States newswire services. Neither the Common Shares nor the notes have been or will be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States to any person absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Common Shares or the notes in the United States.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

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Contact:
Colleen Vancha
Vice-President, Investor Relations & Communications
Saskatchewan Wheat Pool Inc.
306-569-4859

Saskatchewan Wheat Pool Inc.

FOR CANADIAN DISTRIBUTION ONLY

For Immediate Release
April 6, 2006
Regina, Saskatchewan
Listed: TSX
Symbol: SWP

Pool Closes $100 Million Senior Unsecured Notes

Saskatchewan Wheat Pool Inc. (the "Pool") announced today that the offering of $100 million of 8% Senior Unsecured Notes (the "Notes") due April 8, 2013 closed successfully. After the deduction of the underwriters' fee, the net proceeds are $97.75 million. The underwriters advised the Pool that the Notes were significantly over-subscribed.

The Pool intends to use the net proceeds from these Notes, along with the net proceeds from the $50.25 million equity offering, which closed yesterday, and working capital to redeem the $150 million of 12% Senior Subordinated Notes due November 29, 2008. The Trustee for the note holders has been given notice that the Pool will redeem the Senior Subordinated Notes on May 5, 2006.

"The redemption of the Senior Subordinated Notes is the final step in our financial transformation," said Pool President and Chief Executive Officer Mayo Schmidt. "We have one of the strongest balance sheets in the industry and now we are in an ideal position to grow the business."

The new Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States to any person absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes in the United States.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

-30-

Contact:
Colleen Vancha, Vice-President
Investor Relations & Communications
Saskatchewan Wheat Pool
(306) 569-4859
www.swp.com